Actions Semiconductor Co., Ltd.
Participation Statement
Pursuant to the
Offer to Amend

Eligible Options Grant Date	Eligible Options Exercise Price	Number of Shares Underlying Eligible Options	Initial Vesting Date for First Portion of Eligible Options	Amended Options Exercise Price	Number of Shares Underlying Amended Options	Initial Vesting Date for First Portion of Amended Options

Legal Notices
This Participation Statement is governed by the actual terms and conditions set forth in the Offer to Amend provided to you at the commencement of the Offer.

You are strongly advised to read the Offer to Amend that will be filed with the Form CB and the other documents related to the Offer filed or furnished with the U.S. Securities and Exchange Commission because they contain important information.

You may obtain copies of these documents for free at the U.S. Securities and Exchange Commission website (www.sec.gov) or from Actions Semiconductor Co., Ltd. by contacting Mr. Jimmy Liu, at +86-21-5080 3900 ext 1211.